UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
Dated July 26, 2023
Commission File
Number: 001-04546
UNILEVER PLC
(Translation of registrant’s name into English)
UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
    UNILEVER PLC
/S/ M VARSELLONA
BY M VARSELLONA
    CHIEF LEGAL OFFICER AND GROUP SECRETARY
Date: 26 July 2023

2023 First Half Results

Solid first half performance, continued growth across all Business Groups

Underlying performance			GAAP measures
(unaudited)	2023	vs 2022		2023	vs 2022
First Half
Underlying sales growth (USG)		9.1%	Turnover	€30.4bn	2.7%
Beauty & Wellbeing		9.1%	Beauty & Wellbeing	€6.2bn	8.6%
Personal Care		10.8%	Personal Care	€6.9bn	7.3%
Home Care		8.4%	Home Care	€6.2bn	3.0%
Nutrition		10.4%	Nutrition	€6.6bn	(7.1)%
Ice Cream		5.7%	Ice Cream	€4.5bn	3.9%
Underlying operating profit	€5.2bn	3.3%	Operating profit	€5.5bn	22.6%
Underlying operating margin	17.1%	10bps	Operating margin	18.1%	290bps
Underlying earnings per share	€1.39	3.9%	Diluted earnings per share	€1.40	23.6%
Free cash flow	€2.5bn	€0.2bn	Net profit	€3.9bn	20.7%
Second Quarter
USG		7.9%	Turnover	€15.7bn	(0.4)%
Quarterly dividend payable in September 2023			€0.4268	per share (a)
(a) See note 10 for more information on dividends

First half highlights
•Underlying sales growth of 9.1%, driven by all Business Groups, with 9.4% price growth and (0.2)% volume
•Turnover increased 2.7% to €30.4 billion, with (3.2)% from currency and (2.7)% from disposals net of acquisitions
•Underlying operating profit improved 3.3% to €5.2 billion, with a 10bps margin improvement to 17.1%
•Underlying earnings per share improved 3.9%, diluted EPS up 23.6%, boosted by profit on disposals and lower restructuring spend
•Completed third €750 million tranche of our ongoing share buyback programme of up to €3 billion
•Brand and marketing investment increased €0.4 billion in constant exchange rates
•Our billion+ Euro brands, accounting for 55% of Group turnover, delivered underlying sales growth of 10.8%, led by strong performances from Rexona, Hellmann’s, OMO, Sunsilk and Lux
•Continued portfolio reshaping with the announced acquisition of the frozen yoghurt brand Yasso and the sale of the Suave brand in North America
Chief Executive Officer statement
“Unilever’s performance in the first half highlights the qualities that attracted me to the business: an unmatched global footprint, a portfolio of great brands and a team of talented people.
My early immersion in the business has confirmed my belief in Unilever’s strong fundamentals. The task ahead is to leverage these core strengths – supported by our simplified operating model – to drive improved performance and competitiveness. This is our absolute priority and it will mean bringing greater focus and sharper execution, with science-backed innovations and investment behind our brands.
This opportunity to step up our performance and unlock our full potential makes it an exciting time to lead Unilever. I look forward to sharing further details when we report our Q3 results in October.”
Hein Schumacher
USG, UVG, UPG, UOP, UOM, underlying EPS, constant underlying EPS, underlying effective tax rate, FCF and net debt are non-GAAP measures (see pages 8 to 11)

Outlook
In a volatile and high-cost environment, we will deliver another year of strong underlying sales growth in 2023. We expect underlying sales growth for the full year to be above 5%, ahead of our multi-year range, with underlying price growth continuing to moderate through the year.
Our expectation for net material inflation (NMI) for 2023 is around €2 billion of which €0.4 billion is anticipated in the second half. We continue to expect a modest improvement in underlying operating margin for the full year, reflecting higher gross margin and increased investment behind our brands.

First Half Review: Unilever Group

(unaudited)	Turnover	USG	UVG	UPG	A&D	Currency	Turnover change	UOM%	Change in UOM
First Half	€30.4bn	9.1%	(0.2)%	9.4%	(2.7)%	(3.2)%	2.7%	17.1%	10bps
Second Quarter	€15.7bn	7.9%	(0.3)%	8.2%	(2.6)%	(5.2)%	(0.4)%

Performance
Underlying sales growth in the first half was 9.1%, with 9.4% from price and (0.2)% from volume. As underlying price growth has sequentially moderated from 13.3% in the fourth quarter of 2022, volumes were virtually flat with a step-up in performance in Beauty & Wellbeing and Personal Care offsetting volume declines elsewhere.
The percentage of our business winning market share* on a rolling 12 month-basis has reduced to 41%, reflecting the impact of a 17% SKU reduction, pricing dynamics, and consumer shifts in certain markets. These included Tea and Laundry value segments in India and Brazil respectively, and super-premium segments in Personal Care North America. We continue to focus on the longer-term health and competitiveness of the business while developing the portfolio into high-growth spaces and channels.
Beauty & Wellbeing grew underlying sales by 9.1%. Volume growth of 3.8% was led by continued double-digit growth in Prestige Beauty and Health & Wellbeing, as well as strong growth in Hair Care. Personal Care underlying sales were up 10.8%, driven by price and 3.2% volume growth with strong sales of Deodorants. Home Care grew 8.4% with volumes almost flat in emerging markets and down in Europe. Nutrition grew 10.4% with strong growth of Dressings, while underlying volumes of (1.9)% reflect a challenging European market. Ice Cream underlying sales growth was 5.7%, with volumes down 5.2% due to the in-home segment.
Emerging markets grew underlying sales by 10.6% with price of 10.0% and a return to positive volume growth at 0.6%. Latin America delivered 16.3% underlying sales growth with price moderating and volume up 1.6%. South Asia grew double-digit through price and some volume, driven by India. China grew 7.9%, with improved volumes following the lifting of pandemic-related restrictions. Growth in South East Asia was muted due to a sales decline in Indonesia, while Turkey delivered strong volume growth in a continued hyper-inflationary economy. Developed markets grew underlying sales by 6.9%, with 8.4% from price and (1.4)% from volume. Volumes held up well in North America, while underlying price growth remained elevated in Europe given its higher exposure to categories with significant cost inflation.
Turnover increased 2.7% to €30.4 billion, which included a currency impact of (3.2)% and (2.7)% from disposals net of acquisitions. Underlying operating profit was €5.2 billion, up 3.3% versus the prior year. Underlying operating margin improved by 10bps to 17.1%. Gross margin increased by 30bps despite €1.6 billion of net material inflation and increased production and logistics costs. The cost increases were fully mitigated by pricing, savings and improved mix. After several periods of high cost inflation, gross margin remains 270bps below its level at H1 2019. Brand and marketing investment stepped up by €0.4 billion in constant exchange rates, a 30bps increase as a percentage of turnover in current exchange rates. Overheads improved by 10bps due to growth leverage while we continued to invest in capabilities and our Prestige Beauty and Health & Wellbeing businesses.

*Competitiveness % Business Winning measures the aggregate turnover of the portfolio components (country/category cells) gaining value market share as a % of the total turnover measured by market data. As such, it assesses what percentage of our revenue is being generated in areas where we are gaining market share

USG, UVG, UPG, UOP, UOM, underlying EPS, constant underlying EPS, underlying effective tax rate, FCF and net debt are non-GAAP measures (see pages 8 to 11)

First Half Review: Unilever Group (continued)
Operating model and capital allocation
Since 1 July 2022, our simpler, more category-focused operating model for Unilever has been in place, organised around five Business Groups and a technology-driven backbone, Unilever Business Operations. We continue to expect around €600 million of cost savings, with the majority delivered by the end of 2023.
After completing two €750 million tranches in 2022 of our ongoing share buyback programme of up to €3 billion, we completed a third €750 million tranche on 2 June 2023. The quarterly interim dividend for the second quarter is maintained at €0.4268.
We completed the sale of the Suave brand in North America on 1 May 2023. On 14 June, we announced the acquisition of Yasso Holdings, Inc., a premium frozen Greek yogurt brand in the United States.

Conference Call
Following the release of this trading statement on 25 July 2023 at 7:00 AM (UK time), there will be a live webcast at 8:00 AM available on the website www.unilever.com/investor-relations/results-and-presentations/latest-results.
A replay of the webcast and the slides of the presentation will be made available after the live meeting.
USG, UVG, UPG, UOP, UOM, underlying EPS, constant underlying EPS, underlying effective tax rate, FCF and net debt are non-GAAP measures (see pages 8 to 11)

First Half Review: Business Groups

	First Half 2023					Second Quarter 2023
(unaudited)	Turnover	USG	UVG	UPG	Change in UOM	Turnover	USG	UVG	UPG
Unilever	€30.4bn	9.1%	(0.2)%	9.4%	10bps	€15.7bn	7.9%	(0.3)%	8.2%
Beauty & Wellbeing	€6.2bn	9.1%	3.8%	5.1%	0bps	€3.1bn	8.8%	4.9%	3.7%
Personal Care	€6.9bn	10.8%	3.2%	7.3%	(10)bps	€3.5bn	9.0%	3.4%	5.4%
Home Care	€6.2bn	8.4%	(2.5)%	11.2%	30bps	€3.0bn	6.7%	(2.1)%	9.0%
Nutrition	€6.6bn	10.4%	(1.9)%	12.6%	80bps	€3.3bn	8.9%	(2.6)%	11.8%
Ice Cream	€4.5bn	5.7%	(5.2)%	11.5%	(100)bps	€2.8bn	5.6%	(5.8)%	12.1%
Beauty & Wellbeing
20% of Group turnover

(unaudited)	Turnover	USG	UVG	UPG	A&D	Currency	Turnover change	UOM%	Change in UOM
First Half	€6.2bn	9.1%	3.8%	5.1%	2.6%	(3.0)%	8.6%	18.9%	0bps
Second Quarter	€3.1bn	8.8%	4.9%	3.7%	1.9%	(5.5)%	4.8%
Beauty & Wellbeing underlying sales grew 9.1%, with 5.1% from price and 3.8% from volume.
Hair Care grew high single-digit with positive volume growth driven by the Americas. Sunsilk and TRESemmé delivered double-digit growth helped by successful relaunches.
Core Skin Care grew mid-single digit with Vaseline performing strongly, as we extended the successful Gluta-Hya range into the pro age segment, offering additional benefits and bringing new consumers to the brand. In North Asia, sales of AHC declined double-digit as we reset the cross-border channel.
Prestige Beauty and Health & Wellbeing delivered another period of volume-led, double-digit growth. In Prestige, Paula’s Choice, Dermalogica and Hourglass delivered strong growth supported by new product launches backed by cutting-edge science and technology such as Dermalogica’s phyto nature oxygen cream. In Health & Wellbeing, Liquid IV continued to perform well, and we launched three sugar-free variants of its hydration technology without compromise on flavour or function.
Underlying operating margin was flat with an improvement in gross margin offset by an increase in overheads.
Personal Care
23% of Group turnover

(unaudited)	Turnover	USG	UVG	UPG	A&D	Currency	Turnover change	UOM%	Change in UOM
First Half	€6.9bn	10.8%	3.2%	7.3%	(0.3)%	(2.9)%	7.3%	20.0%	(10)bps
Second Quarter	€3.5bn	9.0%	3.4%	5.4%	(0.6)%	(5.0)%	2.9%
Personal Care underlying sales grew 10.8% with price growth of 7.3% and volume growth of 3.2%.
Deodorants delivered high double-digit growth driven by Europe and the Americas, where volumes were boosted by a recovery in service levels and associated pipeline fill. Axe grew double-digit as we rolled out the Fine Fragrance range, combining odour protection with fine fragrances. We launched new variants under Rexona which build on our superior 72-hour technology, delivering high double-digit growth for the brand. The Dove Personal Care portfolio also grew double-digit.
Skin Cleansing grew high single-digit with strong growth in Latin America and South Asia.
Oral Care grew high single-digit as we relaunched Pepsodent in South East Asia.
Underlying operating margin decreased 10bps with an improvement in gross margin and a reduction in overheads more than offset by a step-up in brand and marketing investment.

USG, UVG, UPG, UOP, UOM, underlying EPS, constant underlying EPS, underlying effective tax rate, FCF and net debt are non-GAAP measures (see pages 8 to 11)

First Half Review: Business Groups (continued)
Home Care
20% of Group turnover

(unaudited)	Turnover	USG	UVG	UPG	A&D	Currency	Turnover change	UOM%	Change in UOM
First Half	€6.2bn	8.4%	(2.5)%	11.2%	–%	(5.0)%	3.0%	12.3%	30bps
Second Quarter	€3.0bn	6.7%	(2.1)%	9.0%	–%	(7.3)%	(1.1)%
Home Care underlying sales grew 8.4%, with 11.2% from price and (2.5)% from volume.
Fabric Cleaning grew double-digit. In Europe, we rolled out OMO capsules with plastic free packaging to more countries, delivering top cleaning performance with less plastic and less chemicals and contributing to improved volumes and double-digit growth for the brand.
Fabric Enhancers grew mid single-digit driven by price. In China, Comfort Beads were relaunched with improved fragrance that lasts longer.
In Latin America, we introduced the first product range specifically designed for the Launderette and Hospitality segment, delivering the perfect white wash, under both the OMO and Comfort brands.
Home & Hygiene grew mid-single digit while the Air Wellness business declined.
Underlying operating margin improved 30bps led by an improvement in gross margin.
Nutrition
22% of Group turnover

(unaudited)	Turnover	USG	UVG	UPG	A&D	Currency	Turnover change	UOM%	Change in UOM
First Half	€6.6bn	10.4%	(1.9)%	12.6%	(13.1)%	(3.2)%	(7.1)%	18.4%	80bps
Second Quarter	€3.3bn	8.9%	(2.6)%	11.8%	(12.6)%	(4.7)%	(9.3)%
Nutrition underlying sales grew 10.4%, with 12.6% from price and (1.9)% from volume.
Scratch Cooking Aids grew high single-digit. Growth was price-led with negative volume, particularly in Europe and North America.
Dressings continued to grow double-digit with Hellmann’s driving sales during the Easter and BBQ season, combining the “make taste, not waste” campaign with innovation such as spicy mayonnaise in the United States.
Unilever Food Solutions accelerated its double-digit growth through the first half with China returning to double-digit growth in the second quarter.
Underlying operating margin increased by 80bps, mainly driven by a reduction in overheads, partially offset by lower gross margin as a result of continued input cost inflation.
Ice Cream
15% of Group turnover

(unaudited)	Turnover	USG	UVG	UPG	A&D	Currency	Turnover change	UOM%	Change in UOM
First Half	€4.5bn	5.7%	(5.2)%	11.5%	–%	(1.7)%	3.9%	15.0%	(100)bps
Second Quarter	€2.8bn	5.6%	(5.8)%	12.1%	–%	(3.3)%	2.1%
Ice Cream underlying sales grew 5.8%, with 11.5% from price and (5.2)% from volume.
In-home Ice Cream grew low-single digit as volumes continued to be impacted by lower consumption due to the discretionary nature of the category in an inflationary environment.
Out-of-home Ice Cream grew double-digit with positive price and positive volume. In Europe, poor weather in April and May was largely offset by good weather in June.
Magnum grew high single-digit with the Starchaser and Sunlover limited edition innovation performing well. In North America, we launched Talenti mini gelato and sorbetto bars, the perfect indulgent snack to be enjoyed on the go. The Heart brand grew mid-single digit, supported by a new plant-based variant under the Twister range.
Underlying operating margin declined 100bps due to an input cost driven reduction in gross margin.
USG, UVG, UPG, UOP, UOM, underlying EPS, constant underlying EPS, underlying effective tax rate, FCF and net debt are non-GAAP measures (see pages 8 to 11)

First Half Review: Geographical Areas

	First Half 2023				Second Quarter 2023
(unaudited)	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG
Unilever	€30.4bn	9.1%	(0.2)%	9.4%	€15.7bn	7.9%	(0.3)%	8.2%
Asia Pacific Africa	€13.4bn	9.1%	1.1%	8.0%	€6.7bn	8.3%	1.8%	6.5%
The Americas	€10.9bn	10.6%	1.8%	8.6%	€5.7bn	9.5%	2.9%	6.4%
Europe	€6.1bn	6.4%	(6.8)%	14.2%	€3.3bn	4.3%	(9.7)%	15.5%

	First Half 2023				Second Quarter 2023
(unaudited)	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG
Emerging markets	€17.7bn	10.6%	0.6%	10.0%	€9.0bn	9.7%	1.3%	8.3%
Developed markets	€12.7bn	6.9%	(1.4)%	8.4%	€6.7bn	5.4%	(2.4)%	8.0%
North America	€6.7bn	7.4%	2.0%	5.3%	€3.5bn	6.7%	3.0%	3.6%
Latin America	€4.2bn	16.3%	1.6%	14.5%	€2.2bn	14.3%	2.8%	11.1%
Asia Pacific Africa
44% of Group turnover
Underlying sales growth was 9.1% with price growth of 8% and volume growth of 1.1%.
India delivered high single-digit growth through price and volume. China grew high single-digit as growth recovered in the second quarter with volume-led, double-digit growth against a softer prior year comparator which was impacted by lockdowns. In South East Asia, Indonesia declined mid single-digit as volumes softened and we adjusted pricing to build back competitiveness. The Philippines, Thailand and Vietnam all grew with contributions from both price and volume. Turkey grew double-digit with positive volume and high double-digit pricing in a difficult and hyperinflationary environment. Africa grew double-digit led by strong price growth that was partially offset by volume decline.
The Americas
36% of Group turnover
Underlying sales growth in North America was 7.4% with 5.3% from price and 2% from volume. Performance was led by double-digit growth in Nutrition and Beauty & Wellbeing, driven by Dressings, Prestige Beauty and Health & Wellbeing. Volumes improved in Nutrition, Beauty and Wellbeing and Personal Care but declined in Ice Cream.
In Latin America, underlying sales grew 16.3% with 14.5% from price and 1.6% from volume. Brazil grew double-digit with price growth slowing through the first half. Despite high price growth and a difficult environment, Mexico and Argentina delivered positive volume growth.
Europe
20% of Group turnover
Underlying sales growth was 6.4% with price at 14.2% and volume at (6.8)%.
Pricing remained elevated due to the high exposure to Nutrition and Ice Cream which see continued input cost inflation. Beauty & Wellbeing and Personal Care grew double-digit with positive volume growth while volumes declined in the other three Business Groups. Home Care underlying sales were flat, while Nutrition and Ice Cream grew high and low single-digit respectively.
Growth was broad-based and price-led across countries, with the United Kingdom and Spain growing double-digit, driven by Personal Care.
USG, UVG, UPG, UOP, UOM, underlying EPS, constant underlying EPS, underlying effective tax rate, FCF and net debt are non-GAAP measures (see pages 8 to 11)

Additional commentary on the financial statements - First Half
Finance costs and tax
Net finance costs increased by €32 million to €259 million in 2023. The increase was largely driven by higher cost of debt on bonds and commercial paper. This was partially offset by higher interest income and a higher interest credit from pensions. We continue to expect net finance costs to be in the range of 2.5% to 3.0% on average net debt for 2023.
The underlying effective tax rate for the first half decreased to 24.2% from 24.4% in the prior year, largely due to changes in profit mix. The effective rate was 26.9% and includes the adverse impact from the Suave disposal. This compares with 26.8% in the prior year, which included tax costs related to the separation of the tea business.
Joint ventures, associates and other income from non-current investments
Net profit from joint ventures and associates was €118 million, an increase of €21 million compared to 2022, mainly driven by the Pepsi-Lipton JVs. Other income from non-current investments was negative at €(10) million, versus €27 million in the prior year.
Earnings per share
Underlying earnings per share increased by 3.9% to €1.39, including a negative impact of 5.3% from currency. Constant underlying earnings per share increased by 9.2%. The increase was mainly driven by the operational performance. The reduction in the average number of shares as a result of our share buybacks contributed 1.2%. Diluted earnings per share increased by 23.6% to €1.40, helped by profit on disposals and lower restructuring spend.
Free cash flow
Free cash flow in the first half of 2023 was €2.5 billion, up from the €2.2 billion delivered in the first half of 2022. The increase was driven by higher operating profit, partially offset by higher working capital.
Net debt
Closing net debt was €24.3 billion compared to €23.7 billion as at 31 December 2022. The increase was driven by dividends paid and €750 million of the executed share buy back programme during the first half. The increase was partially offset by free cash flow delivery and net disposal proceeds.
Pensions
Pension assets net of liabilities were in surplus of €2.8 billion at 30 June 2023 versus a surplus of €2.6 billion at the end of 2022. The increase was primarily driven by changes in interest rates reducing liabilities more than assets.
Financial implications and impairment risk in Russia
Our Russia business employs approximately 3,000 people in Russia and in the first six months of 2023 the business represented 1.2% of the Group’s turnover and 1.5% of the Group’s net profit. As at 30 June 2023, our Russia business had net assets of around €800 million, including four factories. In March 2022, we announced our decision to suspend all imports and exports of Unilever products into and out of Russia and cease any capital flows in and out of the country.
We will continue to review and disclose the financial implications from the conflict. While the potential impacts remain uncertain, there remains a risk that our operations in Russia are unable to continue, leading to loss of turnover, profit and a write-down of assets.
Share buyback programme
On 2 June 2023, we completed the third €750 million tranche of our share buyback programme of up to €3 billion, initiated on 10 February 2022. The total consideration paid for the repurchase of 15,552,684 shares is recorded within other reserves. All shares purchased are held by Unilever as treasury shares. A total of 112,746,434 ordinary shares held in treasury reflecting the shares purchased as part of the company's share buyback programmes in 2021, 2022 and in the first half of 2023 will be cancelled in Q3 2023.
Finance and liquidity
In the first six months of 2023, the following notes matured and were repaid:
•February: €600 million 0.375% fixed rate notes
•March: $550 million 3.125% fixed rate notes
•June: €500 million 1.00% fixed rate notes
The following notes were issued:
•February: €500 million 3.25% fixed rate notes maturing in February 2031 and €500 million 3.50% fixed rate notes due February 2035
•June: €550 million 3.30% fixed rate notes due June 2029 and €700 million 3.40% fixed rate notes due June 2033
On 30 June 2023, Unilever had undrawn revolving 364-day bilateral credit facilities in aggregate of $5,200 million and €2,600 million with a 364-day term out.
USG, UVG, UPG, UOP, UOM, underlying EPS, constant underlying EPS, underlying effective tax rate, FCF and net debt are non-GAAP measures (see pages 8 to 11)

Competition Investigations
As previously disclosed, Unilever is involved in a number of ongoing investigations by national competition authorities, including those of France and South Africa. These proceedings and investigations are at different stages and concern different product markets. Where appropriate, provisions are made and contingent liabilities disclosed in relation to such matters.
Ongoing compliance with competition laws is of key importance to Unilever. It is Unilever’s policy to co-operate fully with competition authorities whenever questions or issues arise. At the same time, we are vigorously defending Unilever when we feel that allegations are unwarranted. The Group continues to reinforce and enhance its internal competition law compliance programme on an ongoing basis.

Non-GAAP measures
Certain discussions and analyses set out in this announcement include measures which are not defined by generally accepted accounting principles (GAAP) such as IFRS. We believe this information, along with comparable GAAP measurements, is useful to investors because it provides a basis for measuring our operating performance, ability to retire debt and invest in new business opportunities. Our management uses these financial measures, along with the most directly comparable GAAP financial measures, in evaluating our operating performance and value creation. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP. Wherever appropriate and practical, we provide reconciliations to relevant GAAP measures.
Unilever uses ‘constant rate’, and ‘underlying’ measures primarily for internal performance analysis and targeting purposes. We present certain items, percentages and movements, using constant exchange rates, which exclude the impact of fluctuations in foreign currency exchange rates. We calculate constant currency values by translating both the current and the prior period local currency amounts using the prior year average exchange rates into euro, except for the local currency of entities that operate in hyperinflationary economies. These currencies are translated into euros using the prior year closing exchange rate before the application of IAS 29. The table below shows exchange rate movements in our key markets.

	First half average rate in 2023	First half average rate in 2022
Brazilian Real (€1 = BRL)	5.493	5.538
Chinese Yuan (€1 = CNY)	7.475	7.083
Indian Rupee (€1 = INR)	88.860	83.337
Indonesia Rupiah (€1 = IDR)	16,277	15,798
Philippine Peso (€1 = PHP)	59.674	56.969
UK Pound Sterling (€1 = GBP)	0.877	0.842
US Dollar (€1 = US $)	1.081	1.094
Underlying sales growth (USG)
Underlying sales growth (USG) refers to the increase in turnover for the period, excluding any change in turnover resulting from acquisitions, disposals, changes in currency and price growth in excess of 26% in hyperinflationary economies. Inflation of 26% per year compounded over three years is one of the key indicators within IAS 29 to assess whether an economy is deemed to be hyperinflationary. We believe this measure provides valuable additional information on the underlying sales performance of the business and is a key measure used internally. The impact of acquisitions and disposals is excluded from USG for a period of 12 calendar months from the applicable closing date. Turnover from acquired brands that are launched in countries where they were not previously sold is included in USG as such turnover is more attributable to our existing sales and distribution network than the acquisition itself. The reconciliation of changes in the GAAP measure turnover to USG is provided in notes 3 and 4.
Underlying price growth (UPG)
Underlying price growth (UPG) is part of USG and means, for the applicable period, the increase in turnover attributable to changes in prices during the period. UPG therefore excludes the impact to USG due to (i) the volume of products sold; and (ii) the composition of products sold during the period. In determining changes in price, we exclude the impact of price growth in excess of 26% per year in hyperinflationary economies as explained in USG above. The measures and the related turnover GAAP measure are set out in notes 3 and 4.

Non-GAAP measures (continued)
Underlying volume growth (UVG)
Underlying volume growth (UVG) is part of USG and means, for the applicable period, the increase in turnover in such period calculated as the sum of (i) the increase in turnover attributable to the volume of products sold; and (ii) the increase in turnover attributable to the composition of products sold during such period. UVG therefore excludes any impact on USG due to changes in prices. The measures and the related turnover GAAP measure are set out in notes 3 and 4.
Non-underlying items
Several non-GAAP measures are adjusted to exclude items defined as non-underlying due to their nature and/or frequency of occurrence.
•Non-underlying items within operating profit are: gains or losses on business disposals, acquisition and disposal related costs, restructuring costs, impairments and other items within operating profit classified here due to their nature and frequency.
•Non-underlying items not in operating profit but within net profit are: net monetary gain/(loss) arising from hyperinflationary economies and significant and unusual items in net finance cost, share of profit/(loss) of joint ventures and associates and taxation.
•Non-underlying items are: both non-underlying items within operating profit and those non-underlying items not in operating profit but within net profit.
Underlying operating profit (UOP) and underlying operating margin (UOM)
Underlying operating profit and underlying operating margin mean operating profit and operating margin before the impact of non-underlying items within operating profit. Underlying operating profit represents our measure of segment profit or loss as it is the primary measure used for making decisions about allocating resources and assessing performance of the segments. The reconciliation of operating profit to underlying operating profit is as follows:

€ million	First Half
(unaudited)	2023	2022
Operating profit	5,516	4,500
Non-underlying items within operating profit (see note 2)	(308)	544
Underlying operating profit	5,208	5,044
Turnover	30,428	29,623
Operating margin (%)	18.1	15.2
Underlying operating margin (%)	17.1	17.0

Non-GAAP measures (continued)
Underlying effective tax rate
The underlying effective tax rate is calculated by dividing taxation excluding the tax impact of non-underlying items by profit before tax excluding the impact of non-underlying items and share of net (profit)/loss of joint ventures and associates. This measure reflects the underlying tax rate in relation to profit before tax excluding non-underlying items before tax and share of net profit/(loss) of joint ventures and associates. Tax impact on non-underlying items within operating profit is the sum of the tax on each non-underlying item, based on the applicable country tax rates and tax treatment. This is shown in the following table:

€ million	First Half
(unaudited)	2023	2022
Taxation	1,385	1,143
Tax impact of:
Non-underlying items within operating profit(a)	(111)	102
Non-underlying items not in operating profit but within net profit(a)	(80)	(63)
Taxation before tax impact of non-underlying items	1,194	1,182
Profit before taxation	5,267	4,359
Share of net (profit)/loss of joint ventures and associates	(118)	(97)
Profit before tax excluding share of net profit/(loss) of joint ventures and associates	5,149	4,262
Non-underlying items within operating profit before tax(a)	(308)	544
Non-underlying items not in operating profit but within net profit before tax	103	38
Profit before tax excluding non-underlying items before tax and share of net profit/(loss) of joint ventures and associates	4,944	4,844
Effective tax rate (%)	26.9	26.8
Underlying effective tax rate (%)	24.2	24.4
(a) See note 2.
Underlying earnings per share
Underlying earnings per share (underlying EPS) is calculated as underlying profit attributable to shareholders’ equity divided by the diluted average number of ordinary shares. In calculating underlying profit attributable to shareholders’ equity, net profit attributable to shareholders’ equity is adjusted to eliminate the post-tax impact of non-underlying items. This measure reflects the underlying earnings for each share unit of the Group. Refer to note 6 for reconciliation of net profit attributable to shareholders’ equity to underlying profit attributable to shareholders' equity.
Constant underlying EPS
Constant underlying earnings per share (constant underlying EPS) is calculated as underlying profit attributable to shareholders’ equity at constant exchange rates and excluding the impact of both translational hedges and price growth in excess of 26% per year in hyperinflationary economies divided by the diluted average number of ordinary shares. This measure reflects the underlying earnings for each share unit of the Group in constant exchange rates.
The reconciliation of underlying profit attributable to shareholders’ equity to constant underlying earnings attributable to shareholders’ equity and the calculation of constant underlying EPS is as follows:

€ million	First Half
(unaudited)	2023	2022
Underlying profit attributable to shareholders’ equity (see note 6)	3,534	3,440
Impact of translation from current to constant exchange rates and translational hedges	330	–
Impact of price growth in excess of 26% per year in hyperinflationary economies	(149)	–
Constant underlying earnings attributable to shareholders’ equity	3,715	3,440
Diluted average number of share units (millions of units)	2,536.8	2,566.2
Constant underlying EPS (€)	1.46	1.34

Non-GAAP measures (continued)
Net debt
Net debt is a measure that provides valuable additional information on the summary presentation of the Group’s net financial liabilities and is a measure in common use elsewhere. Net debt is defined as the excess of total financial liabilities, excluding trade payables and other current liabilities, over cash, cash equivalents and other current financial assets, excluding trade and other current receivables, and non-current financial asset derivatives that relate to financial liabilities.
The reconciliation of total financial liabilities to net debt is as follows:

€ million	As at 30 June 2023	As at 31 December 2022	As at 30 June 2022
(unaudited)
Total financial liabilities	(30,708)	(29,488)	(33,961)
Current financial liabilities	(6,715)	(5,775)	(9,032)
Non-current financial liabilities	(23,993)	(23,713)	(24,929)
Cash and cash equivalents as per balance sheet	4,994	4,326	5,411
Cash and cash equivalents as per cash flow statement	4,870	4,225	5,274
Add: bank overdrafts deducted therein	124	101	157
Less: cash and cash equivalents held for sale	–	–	(20)
Other current financial assets	1,376	1,435	1,435
Non-current financial asset derivatives that relate to financial liabilities	31	51	60
Net debt	(24,307)	(23,676)	(27,055)
Free cash flow (FCF)
Within the Unilever Group, free cash flow (FCF) is defined as cash flow from operating activities, less income taxes paid, net capital expenditure and net interest payments. It does not represent residual cash flows entirely available for discretionary purposes; for example, the repayment of principal amounts borrowed is not deducted from FCF. FCF reflects an additional way of viewing our liquidity that we believe is useful to investors because it represents cash flows that could be used for distribution of dividends, repayment of debt or to fund our strategic initiatives, including acquisitions, if any.
The reconciliation of cash flow from operating activities to FCF is as follows:

€ million	First Half
(unaudited)	2023	2022
Cash flow from operating activities	4,377	4,344
Income tax paid	(1,011)	(1,295)
Net capital expenditure	(548)	(593)
Net interest paid	(364)	(217)
Free cash flow	2,454	2,239
Net cash flow (used in)/from investing activities	(200)	(432)
Net cash flow (used in)/from financing activities	(2,489)	(924)

Other Information
This document represents Unilever’s half-yearly report for the purposes of the Disclosure Guidance and Transparency Rules (DTR) issued by the UK Financial Conduct Authority (DTR 4.2) and the Dutch Act on Financial Supervision, section 5:25d (8)/(9) (Half-yearly financial reports). In this context: (i) the condensed consolidated financial statements can be found on pages 15 to 27; (ii) pages 2 to 12 comprise the interim management report; and (iii) the Directors’ responsibility statement can be found on page 13.

Principal Risk Factors
On pages 68 to 75 of our 2022 Annual Report and Accounts we set out our assessment of the principal risk issues that would face the business under the headings: brand preference; portfolio management; climate change; plastic packaging; customer; talent; supply chain; safe and high quality products; systems and information; business transformation; economic and political instability; treasury and tax; ethical; and legal and regulatory. In our view, the nature and potential impact of such risks remain essentially unchanged as regards our performance over the second half of 2023.

Cautionary Statement
This announcement may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ‘will’, ‘aim’, ‘expects’, ‘anticipates’, ‘intends’, ‘looks’, ‘believes’, ‘vision’, or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the ‘Group’). They are not historical facts, nor are they guarantees of future performance or outcomes.
Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever’s global brands not meeting consumer preferences; Unilever’s ability to innovate and remain competitive; Unilever’s investment choices in its portfolio management; the effect of climate change on Unilever’s business; Unilever's ability to find sustainable solutions to its plastic packaging; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. A number of these risks have increased as a result of the current war in Ukraine. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2022 and the Unilever Annual Report and Accounts 2022.

Directors' Responsibility Statement
The Directors declare that, to the best of their knowledge:
•these condensed consolidated financial statements, which have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’, as issued by the International Accounting Standard Board and endorsed and adopted by the UK and the EU gives a true and fair view of the assets, liabilities, financial position and profit or loss of Unilever; and
•the interim management report gives a fair review of the information required pursuant to regulations 4.2.7 and 4.2.8 of the Disclosure Guidance and Transparency Rules (DTR) issued by the UK Financial Conduct Authority and section 5:25d (8)/(9) of the Dutch Act on Financial Supervision (Wet op het financieel toezicht).
Unilever’s Directors are listed in the Annual Report and Accounts for 2022.
Details of all current Directors are available on our website at www.unilever.com

By order of the Board

Hein Schumacher                Graeme Pitkethly
Chief Executive Officer                 Chief Financial Officer

24 July 2023

Enquiries

Media: Media Relations Team			Investors: Investor Relations Team
UK	+44 78 2527 3767	lucila.zambrano@unilever.com	investor.relations@unilever.com
or	+44 77 7999 9683	jonathan.sibun@teneo.com
NL	+31 62 375 8385	marlous-den.bieman@unilever.com
or	+31 61 500 8293	fleur-van.bruggen@unilever.com
After the conference call on 25 July 2023 at 8AM (UK time), the webcast of the presentation will be available at:
www.unilever.com/investor-relations/results-and-presentations/latest-results

THIS PAGE INTENTIONALLY LEFT BLANK

Consolidated income statement

€ million	First Half
(unaudited)	2023	2022	Change
Turnover	30,428	29,623	2.7%
Operating profit	5,516	4,500	22.6%
Net finance costs	(259)	(227)
Pensions and similar obligations	50	22
Finance income	208	105
Finance costs	(517)	(354)
Net monetary gain/(loss) arising from hyperinflationary economies	(98)	(38)
Share of net profit/(loss) of joint ventures and associates	118	97
Other income/(loss) from non-current investments and associates	(10)	27
Profit before taxation	5,267	4,359	20.8%
Taxation	(1,385)	(1,143)
Net profit	3,882	3,216	20.7%

Attributable to:
Non-controlling interests	334	311
Shareholders’ equity	3,548	2,905	22.1%

Earnings per share
Basic earnings per share (euros)	1.41	1.14	23.7%
Diluted earnings per share (euros)	1.40	1.13	23.6%

Consolidated statement of comprehensive income

€ million	First Half
(unaudited)	2023	2022
Net profit	3,882	3,216
Other comprehensive income
Items that will not be reclassified to profit or loss, net of tax:
Gains/(losses) on equity instruments measured at fair value through other comprehensive income	(34)	52
Remeasurement of defined benefit pension plans	(47)	1,463
Items that may be reclassified subsequently to profit or loss, net of tax:
Gains/(losses) on cash flow hedges	(22)	51
Currency retranslation gains/(losses)	(555)	1,309
Total comprehensive income	3,224	6,091

Attributable to:
Non-controlling interests	284	384
Shareholders’ equity	2,940	5,707

Consolidated statement of changes in equity

(unaudited)
€ million	Called up share capital	Share premium account	Unification reserve	Other reserves	Retained profit	Total	Non- controlling interest	Total equity
First half - 2023
1 January 2023	92	52,844	(73,364)	(10,804)	50,253	19,021	2,680	21,701
Profit or loss for the period	–	–	–	–	3,548	3,548	334	3,882
Other comprehensive income, net of tax:
Gains/(losses) on:
Equity instruments	–	–	–	(33)	–	(33)	(1)	(34)
Cash flow hedges	–	–	–	(22)	–	(22)	–	(22)
Remeasurements of defined benefit pension plans	–	–	–	–	(48)	(48)	1	(47)
Currency retranslation gains/(losses)(e)	–	–	–	(736)	231	(505)	(50)	(555)
Total comprehensive income	–	–	–	(791)	3,731	2,940	284	3,224
Dividends on ordinary capital	–	–	–	–	(2,172)	(2,172)	–	(2,172)
Repurchase of shares(a)	–	–	–	(753)	–	(753)	–	(753)
Movements in treasury shares(b)	–	–	–	69	(68)	1	–	1
Share-based payment credit(c)	–	–	–	–	159	159	–	159
Dividends paid to non-controlling interests	–	–	–	–	–	–	(276)	(276)
Hedging gain/(loss) transferred to non-financial assets	–	–	–	78	–	78	–	78
Other movements in equity	–	–	–	5	(22)	(17)	(24)	(41)
30 June 2023	92	52,844	(73,364)	(12,196)	51,881	19,257	2,664	21,921

First half - 2022
1 January 2022	92	52,844	(73,364)	(9,210)	46,745	17,107	2,639	19,746
Profit or loss for the period	–	–	–	–	2,905	2,905	311	3,216
Other comprehensive income, net of tax:
Gains/(losses) on:
Equity instruments	–	–	–	44	–	44	8	52
Cash flow hedges	–	–	–	48	–	48	3	51
Remeasurements of defined benefit pension plans	–	–	–	–	1,462	1,462	1	1,463
Currency retranslation gains/(losses)	–	–	–	1,240	8	1,248	61	1,309
Total comprehensive income	–	–	–	1,332	4,375	5,707	384	6,091
Dividends on ordinary capital	–	–	–	–	(2,195)	(2,195)	–	(2,195)
Repurchase of shares(a)	–	–	–	(648)	–	(648)	–	(648)
Movements in treasury shares(b)	–	–	–	99	(107)	(8)	–	(8)
Share-based payment credit(c)	–	–	–	–	93	93	–	93
Dividends paid to non-controlling interests	–	–	–	–	–	–	(309)	(309)
Hedging gain/(loss) transferred to non-financial assets	–	–	–	(133)	–	(133)	(3)	(136)
Other movements in equity(d)	–	–	–	2	216	218	14	232
30 June 2022	92	52,844	(73,364)	(8,558)	49,127	20,141	2,725	22,866
(a) Repurchase of shares reflects the cost of acquiring ordinary shares as part of the share buyback program announced on 10 February 2022.
(b) Includes purchases and sales of treasury shares, other than the share buyback programme and the transfer from treasury shares to retained profit of share-settled schemes arising from prior years and differences between purchase and grant price of share awards.
(c) The share-based payment credit relates to the non-cash charge recorded against operating profit in respect of the fair value of share options and awards granted to employees.
(d) Includes a hyperinflation adjustment of €235 million in relation to Argentina.
(e) Includes a hyperinflation adjustment of €247 million in relation to Argentina and Turkey.

Consolidated balance sheet

(unaudited)
€ million	As at 30 June 2023	As at 31 December 2022	As at 30 June 2022
Non-current assets
Goodwill	21,299	21,609	21,571
Intangible assets	18,664	18,880	18,935
Property, plant and equipment	10,590	10,770	10,733
Pension asset for funded schemes in surplus	4,244	4,260	6,581
Deferred tax assets	1,084	1,049	1,559
Financial assets	1,220	1,154	1,286
Other non-current assets	952	942	1,023
	58,053	58,664	61,688
Current assets
Inventories	5,668	5,931	5,893
Trade and other current receivables	8,046	7,056	7,309
Current tax assets	254	381	324
Cash and cash equivalents	4,994	4,326	5,411
Other financial assets	1,376	1,435	1,435
Assets held for sale	18	28	2,832
	20,356	19,157	23,204

Total assets	78,409	77,821	84,892

Current liabilities
Financial liabilities	6,715	5,775	9,032
Trade payables and other current liabilities	17,367	18,023	17,151
Current tax liabilities	891	877	1,327
Provisions	634	748	640
Liabilities held for sale	–	4	788
	25,607	25,427	28,938
Non-current liabilities
Financial liabilities	23,993	23,713	24,929
Non-current tax liabilities	280	94	163
Pensions and post-retirement healthcare liabilities:
Funded schemes in deficit	431	613	362
Unfunded schemes	1,040	1,078	1,189
Provisions	547	550	621
Deferred tax liabilities	4,410	4,375	5,523
Other non-current liabilities	180	270	301
	30,881	30,693	33,088

Total liabilities	56,488	56,120	62,026

Equity
Shareholders’ equity	19,257	19,021	20,141
Non-controlling interests	2,664	2,680	2,725
Total equity	21,921	21,701	22,866

Total liabilities and equity	78,409	77,821	84,892

Consolidated cash flow statement

(unaudited)	First Half
€ million	2023	2022
Net profit	3,882	3,216
Taxation	1,385	1,143
Share of net (profit)/loss of joint ventures/associates and other (income)/loss from non-current investments and associates	(108)	(124)
Net monetary (gain)/loss arising from hyperinflationary economies	98	38
Net finance costs	259	227
Operating profit	5,516	4,500

Depreciation, amortisation and impairment	754	842
Changes in working capital	(1,331)	(1,116)
Pensions and similar obligations less payments	(103)	(49)
Provisions less payments	(122)	135
Elimination of (profits)/losses on disposals	(507)	(28)
Non-cash charge for share-based compensation	159	93
Other adjustments	11	(33)
Cash flow from operating activities	4,377	4,344
Income tax paid	(1,011)	(1,295)
Net cash flow from operating activities	3,366	3,049

Interest received	139	106
Net capital expenditure	(548)	(593)
Acquisitions and disposals	352	2
Other investing activities	(143)	53

Net cash flow (used in)/from investing activities	(200)	(432)

Dividends paid on ordinary share capital	(2,202)	(2,176)
Interest paid	(503)	(323)
Change in financial liabilities	1,230	2,500
Repurchase of shares	(753)	(648)
Other financing activities	(261)	(277)

Net cash flow (used in)/from financing activities	(2,489)	(924)

Net increase/(decrease) in cash and cash equivalents	677	1,693

Cash and cash equivalents at the beginning of the period	4,225	3,387

Effect of foreign exchange rate changes	(32)	194

Cash and cash equivalents at the end of the period	4,870	5,274

Notes to the condensed consolidated financial statements
(unaudited)

1.Accounting information and policies
These condensed consolidated financial statements are prepared in accordance with IAS 34 'Interim Financial Reporting' as issued by the International Accounting Standards Board (IASB) and as adopted for use in the UK.
As required by the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority, the condensed consolidated financial statements have been prepared applying the accounting policies and presentation that were applied in the preparation of the Group’s published consolidated financial statements for the year ended 31 December 2022. In preparing these condensed consolidated financial statements, judgements and estimates that affect the application of accounting policies used by management have remained consistent with those applied in the consolidated financial statements for the year ended 31 December 2022.
Management have produced forecasts which have been modelled for different plausible scenarios. These scenarios confirm the Group is able to generate profits and cash in the year ended 31 December 2023 and beyond. As a result, the Directors have a reasonable expectation that the Group has adequate resources to meet its obligations as they fall due for a period of at least 12 months from the date of signing these condensed consolidated financial statements. Accordingly, they continue to adopt the going concern basis in preparing the half year condensed consolidated financial statements.
The condensed consolidated financial statements are shown at current exchange rates with year-on-year changes shown to facilitate comparison. The consolidated income statement on page 15, the consolidated statement of comprehensive income on page 15, the consolidated statement of changes in equity on page 16 and the consolidated cash flow statement on page 18 are translated at exchange rates current in each period. The consolidated balance sheet on page 17 is translated at period-end rates of exchange.
The condensed consolidated financial statements attached do not constitute the full financial statements within the meaning of section 434 of the UK Companies Act 2006. The comparative figures for the financial year ended 31 December 2022 are not Unilever PLC’s statutory accounts for that financial year. The annual financial statements of the Group are prepared in accordance with international financial reporting standards (IFRS) as issued by the International Accounting Standards Board (IASB) and UK adopted international accounting standards and in accordance with the requirements of the UK Companies Act 2006.
New accounting standards
As of 1 January 2023, IFRS 17 ‘Insurance Contracts’ has been adopted by the Group. The standard introduces a new model for accounting for insurance contracts. We have reviewed existing arrangements and concluded that IFRS 17 does not impact the condensed consolidated financial statements.
As of 23 May 2023, amendments to IAS 12 'Income Taxes' came into effect relating to International Tax Reform – Pillar Two Model Rules, which were endorsed by the UK Endorsement Board on 19 July, whereby an entity shall disclose qualitative and quantitative information about its exposure to Pillar Two income taxes at the end of the reporting period. The amendments provide a temporary mandatory exemption from deferred tax accounting for the top-up tax, which is effective immediately. The expected impact of this amendment will be disclosed within the 2023 Annual Report.
All other new standards or amendments issued by the IASB and UK Endorsement Board that are effective or not yet effective, are either not applicable or not material to the Group.

Notes to the condensed consolidated financial statements
(unaudited)

2.Significant items within the income statement
Non-underlying items
These include non-underlying items within operating profit and non-underlying items not in operating profit but within net profit:
•Non-underlying items within operating profit are gains or losses on business disposals, acquisition and disposal related costs, restructuring costs, impairments and other items within operating profit classified here due to their nature and frequency.
•Non-underlying items not in operating profit but within net profit are net monetary gain/(loss) arising from hyperinflationary economies and significant and unusual items in net finance cost, share of profit/(loss) of joint ventures and associates and taxation.
Restructuring costs are charges associated with activities planned by management that significantly change either the scope of the business or the manner in which it is conducted.

€ million	First Half
	2023	2022
Acquisition and disposal-related credits/(costs) (a)	(52)	(87)
Gain/(loss) on disposal of group companies(b)	528	21
Restructuring costs(c)	(184)	(359)
Impairments(d)	(1)	(4)
Other(e)	17	(115)
Non-underlying items within operating profit before tax	308	(544)

Tax on non-underlying items within operating profit	(111)	102
Non-underlying items within operating profit after tax	197	(442)

Interest related to the UK tax audit of intangible income and centralised services	(5)	–
Net monetary gain/(loss) arising from hyperinflationary economies	(98)	(38)
Non-underlying items not in operating profit but within net profit before tax	(103)	(38)

Tax impact of non-underlying items not in operating profit but within net profit:
Taxes related to separation of Ekaterra	(6)	(39)
Taxes related to the UK tax audit of intangible income and centralised services	1	–
Hyperinflation adjustment for Argentina and Turkey deferred tax	(75)	(24)
Non-underlying items not in operating profit but within net profit after tax	(183)	(101)

Non-underlying items after tax(f)	14	(543)

Attributable to:
Non-controlling interests	–	(8)
Shareholders’ equity	14	(535)
(a) 2023 includes a charge of €4 million (2022: €56 million) relating to the disposal of ekaterra and other acquisition and disposal activities.
(b) 2023 includes a gain of €497 million related to the disposal of Suave business in North America.
(c) Restructuring costs are comprised of organisational change programmes including Compass and various technology and supply chain optimisation projects.
(d) Impairments include write downs of leased land and building assets.
(e) 2022 comprised of €40 million of asset write-downs relating to our businesses in Russia and Ukraine and €75 million relating to legal provisions for ongoing competition investigations.
(f) Non-underlying items after tax is calculated as non-underlying items within operating profit after tax plus non-underlying items not in operating profit but within net profit after tax.

Notes to the condensed consolidated financial statements
(unaudited)

3.Segment information - Business Groups

Second Quarter	Beauty & Wellbeing	Personal Care	Home Care	Nutrition	Ice Cream	Total
Turnover (€ million)
2022	2,999	3,420	3,092	3,596	2,703	15,810
2023	3,143	3,519	3,057	3,260	2,760	15,739
Change (%)	4.8	2.9	(1.1)	(9.3)	2.1	(0.4)

First Half	Beauty & Wellbeing	Personal Care	Home Care	Nutrition	Ice Cream	Total
Turnover (€ million)
2022	5,731	6,445	6,024	7,107	4,316	29,623
2023	6,225	6,911	6,205	6,601	4,486	30,428
Change (%)	8.6	7.3	3.0	(7.1)	3.9	2.7

Operating profit (€ million)
2022	995	1,174	609	1,124	598	4,500
2023	1,237	1,691	731	1,213	644	5,516
Underlying operating profit (€ million)
2022	1,083	1,295	723	1,253	690	5,044
2023	1,179	1,381	763	1,214	671	5,208
Turnover growth is made up of distinct individual growth components namely underlying sales, currency impact, acquisitions and disposals. Turnover growth is arrived at by multiplying these individual components on a compounded basis as there is a currency impact on each of the other components. Accordingly, turnover growth is more than just the sum of the individual components.
Underlying operating profit represents our measure of segment profit or loss as it is the primary measure used for the purpose of making decisions about allocating resources and assessing performance of segments. Underlying operating margin is calculated as underlying operating profit divided by turnover.

Notes to the condensed consolidated financial statements
(unaudited)

4.Segment information - Geographical area

Second Quarter	Asia Pacific Africa	The Americas	Europe	Total
Turnover (€ million)
2022	7,061	5,414	3,335	15,810
2023	6,699	5,700	3,340	15,739
Change (%)	(5.1)	5.3	0.1	(0.4)

First Half	Asia Pacific Africa	The Americas	Europe	Total
Turnover (€ million)
2022	13,701	9,941	5,982	29,623
2023	13,421	10,956	6,051	30,428
Change (%)	(2.0)	10.2	1.2	2.7

Notes to the condensed consolidated financial statements
(unaudited)

5.Taxation
The effective tax rate for the first half is 26.9% compared with 26.8% in 2022. The tax rate is calculated by dividing the tax charge by pre-tax profit excluding the contribution of joint ventures and associates.
Tax effects of components of other comprehensive income were as follows:

	First half
	2023			2022
€ million	Before tax	Tax (charge)/credit	After tax	Before tax	Tax (charge)/credit	After tax
Gains/(losses) on:
Equity instruments at fair value through other comprehensive income	(34)	–	(34)	49	3	52
Cash flow hedges	(20)	(2)	(22)	26	25	51
Remeasurements of defined benefit pension plans	(90)	43	(47)	2,037	(574)	1,463
Currency retranslation gains/(losses)	(535)	(20)	(555)	1,317	(8)	1,309
Other comprehensive income	(679)	21	(658)	3,429	(554)	2,875

6.Earnings per share
The earnings per share calculations are based on the average number of share units representing the ordinary shares of PLC in issue during the period, less the average number of shares held as treasury shares.
In calculating diluted earnings per share and underlying earnings per share, a number of adjustments are made to the number of shares, principally the exercise of share plans by employees.
Earnings per share for total operations for the twelve months were calculated as follows:

	First Half
	2023	2022
EPS – Basic
Net profit attributable to shareholders’ equity (€ million)	3,548	2,905
Average number of shares (millions of share units)	2,523.9	2,557.3
EPS – basic (€)	1.41	1.14

EPS – Diluted
Net profit attributable to shareholders’ equity (€ million)	3,548	2,905
Adjusted average number of shares (millions of share units)	2,536.8	2,566.2
EPS – diluted (€)	1.40	1.13

Underlying EPS
Net profit attributable to shareholders’ equity (€ million)	3,548	2,905
Post-tax impact of non-underlying items attributable to shareholders’ equity (see note 2)	(14)	535
Underlying profit attributable to shareholders’ equity	3,534	3,440
Adjusted average number of shares (millions of share units)	2,536.8	2,566.2
Underlying EPS – diluted (€)	1.39	1.34

Notes to the condensed consolidated financial statements
(unaudited)

6.Earnings per share (continued)

In calculating underlying earnings per share, net profit attributable to shareholders’ equity is adjusted to eliminate the post-tax impact of non-underlying items.
During the period the following movements in shares have taken place:

Millions
Number of shares at 31 December 2022 (net of treasury shares)	2,529.0
Net movements in shares under incentive schemes	1.5
Shares repurchased under the share buyback programme	(15.5)
Number of shares at 30 June 2023	2,515.0

7.Acquisitions and disposals
In the first half of 2023, the Group completed the following business acquisitions and disposals:

Deal completion date	Acquired/disposed business
10 January 2023
Acquired 51% of Zywie Ventures Private Limited (“OZiva”), a leading plant-based, and clean-label consumer wellness brand focused on the need spaces such as Lifestyle Protein, Hair & Beauty Supplements and Women’s health.

1 May 2023	Sold Suave brand in North America to Yellow Wood Partners LLC. The Suave beauty and personal care brand includes hair care, skin care, skin cleansing and deodorant products.
On 1 May 2023, Unilever sold the North America Suave business to Yellow Wood Partners LLC for €592 million consideration. Profit on this disposal was €497 million, recognised as a non-underlying item (see note 2).
In addition to the completed transactions above, on 14 June 2023 the Group announced it had signed an agreement to acquire Yasso, a premium frozen Greek yogurt brand in the United States. The transaction is expected to be completed in Q3 2023.

8.Share-buy back
On 10 February 2022, we announced a share buyback programme of up to €3 billion to be completed over 2022 and 2023. During the first half of 2023, the Group repurchased 15,552,684 ordinary shares which are held by Unilever as treasury shares. Consideration paid for the repurchase of shares including transaction costs was €753 million which is recorded within other reserves.

Notes to the condensed consolidated financial statements
(unaudited)

9.Financial instruments
The Group’s Treasury function aims to protect the Group’s financial investments, while maximising returns. The fair value of financial assets is the same as the carrying amount for 2023 and 2022. The Group’s cash resources and other financial assets are shown below.

	30 June 2023			31 December 2022			30 June 2022
	Current	Non-current	Total	Current	Non-current	Total	Current	Non-current	Total
Cash and cash equivalents
Cash at bank and in hand	2,790	–	2,790	2,553	–	2,553	2,730	–	2,730
Short-term deposits(a)	1,804	–	1,804	1,743	–	1,743	2,481	–	2,481
Other cash equivalents(b)	400	–	400	30	–	30	200	–	200
	4,994	–	4,994	4,326	–	4,326	5,411	–	5,411
Other financial assets
Financial assets at amortised cost(c)	727	352	1,079	772	232	1,004	756	220	976
Financial assets at fair value through other comprehensive income(d)	–	438	438	–	407	407	–	547	547
Financial assets at fair value through profit or loss:
Derivatives	36	31	67	238	51	289	264	60	324
Other(e)	613	399	1,012	425	464	889	415	459	874
	1,376	1,220	2,596	1,435	1,154	2,589	1,435	1,286	2,721
Total financial assets(f)	6,370	1,220	7,590	5,761	1,154	6,915	6,846	1,286	8,132
(a) Short-term deposits typically have maturity of up to 3 months.
(b) Other cash equivalents include investments in overnight funds and treasury bills.
(c) Current financial assets at amortised cost include short term deposits with banks with maturities longer than three months excluding deposits which are part of a recognised cash management process and loans to joint venture entities. Non-current financial assets at amortised cost include judicial deposits of €228 million (31 December 2022: €199 million; 30 June 2022: €195 million).
(d) Included within non-current financial assets at fair value through other comprehensive income are equity investments.
(e) Other financial assets at fair value through profit or loss include money market funds, marketable securities, other capital market instruments and investments in companies and financial institutions in North America, North Asia, South Asia and Europe.
(f) Financial assets exclude trade and other current receivables.
The Group is exposed to the risks of changes in fair value of its financial assets and liabilities. The following tables summarise the fair values and carrying amounts of financial instruments and the fair value calculations by category.

€ million	Fair value			Carrying amount
	As at 30 June 2023	As at 31 December 2022	As at 30 June 2022	As at 30 June 2023	As at 31 December 2022	As at 30 June 2022
Financial assets
Cash and cash equivalents	4,994	4,326	5,411	4,994	4,326	5,411
Financial assets at amortised cost	1,079	1,004	976	1,079	1,004	976
Financial assets at fair value through other comprehensive income	438	407	547	438	407	547
Financial assets at fair value through profit and loss:
Derivatives	67	289	324	67	289	324
Other	1,012	889	874	1,012	889	874
	7,590	6,915	8,132	7,590	6,915	8,132
Financial liabilities
Bank loans and overdrafts	(606)	(519)	(540)	(606)	(519)	(540)
Bonds and other loans	(26,265)	(25,136)	(30,089)	(27,599)	(26,512)	(31,007)
Lease liabilities	(1,428)	(1,408)	(1,585)	(1,428)	(1,408)	(1,585)
Derivatives	(618)	(631)	(548)	(618)	(631)	(548)
Other financial liabilities	(457)	(418)	(281)	(457)	(418)	(281)
	(29,374)	(28,112)	(33,043)	(30,708)	(29,488)	(33,961)

Notes to the condensed consolidated financial statements
(unaudited)

9.Financial instruments (continued)

€ million	As at 30 June 2023			As at 31 December 2022			As at 30 June 2022
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets at fair value
Financial assets at fair value through other comprehensive income	14	3	421	5	3	399	11	3	533
Financial assets at fair value through profit or loss:
Derivatives(a)	–	142	–	–	378	–	–	505	–
Other	613	–	399	428	–	461	420	–	454
Liabilities at fair value
Derivatives(b)	–	(718)	–	–	(784)	–	–	(729)	–
Contingent consideration	–	–	(123)	–	–	(164)	–	–	(175)
(a) Includes €75 million (31 December 2022: €89 million; 30 June 2022: €181 million) derivatives, reported within trade receivables, that hedge trading activities.
(b) Includes €(100) million (31 December 2022: €(153) million; 30 June 2022: €(181) million) derivatives, reported within trade creditors, that hedge trading activities.
There were no significant changes in classification of fair value of financial assets and financial liabilities since 31 December 2022. There were also no significant movements between the fair value hierarchy classifications since 31 December 2022.
The fair value of trade receivables and payables is considered to be equal to the carrying amount of these items due to their short-term nature. The fair value of financial assets and financial liabilities (excluding listed bonds) is considered to be same as the carrying amount for 2023 and 2022.
Calculation of fair values
The fair values of the financial assets and liabilities are defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Methods and assumptions used to estimate the fair values are consistent with those used in the year ended 31 December 2022.

10.Dividends
The Board has declared a quarterly interim dividend for Q2 2023 of £0.3700 per Unilever PLC ordinary share or €0.4268 per Unilever PLC ordinary share at the applicable exchange rate issued by WM/Reuters on 21 July 2023.
The following amounts will be paid in respect of this quarterly interim dividend on the relevant payment date:

Per Unilever PLC ordinary share (traded on the London Stock Exchange):	£0.3700
Per Unilever PLC ordinary share (traded on Euronext in Amsterdam):	€0.4268
Per Unilever PLC American Depositary Receipt:	US$0.4746
The euro and US dollar amounts above have been determined using the applicable exchange rates issued by WM/Reuters on 21 July 2023.
US dollar cheques for the quarterly interim dividend will be mailed on 31 August 2023 to holders of record at the close of business on 4 August 2023.
The quarterly dividend calendar for the remainder of 2023 will be as follows:

	Announcement Date	Ex-Dividend Date	Record Date	Payment Date
Q2 2023 Dividend	25 July 2023	03 August 2023	04 August 2023	31 August 2023
Q3 2023 Dividend	26 October 2023	16 November 2023	17 November 2023	08 December 2023

Notes to the condensed consolidated financial statements
(unaudited)

11.Events after the balance sheet date
There are no material post balance sheet events other than those mentioned elsewhere in this report.